Exhibit 2.2

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, hereinafter, together with the Exhibits annexed hereto the “Agreement” made and entered into as of the 7th day of February 2006 (the “Effective Date”), by and between BIOsource Fuels, LLC, a Wisconsin limited liability company, hereinafter referred to as “Seller”, and Biosource America, Inc., a Texas corporation, hereinafter referred to as “Buyer”.

WITNESSETH:

WHEREAS, Seller was formed in 2003 to develop, market, sell and license processes and technology for the synthesis of bio-diesel and other bio-fuels from animal and vegetable based fats, oils and greases (“Seller’s Business”).

WHEREAS, Buyer was recently formed in December 2005 to enter into the global bio-diesel industry through the production, marketing and sales of bio-diesel and related products (“Buyer’s Business”).

WHEREAS, Buyer, in furtherance of Buyer’s Business, desires to purchase and acquire all of the Assets related to and used in connection with Seller’s Business, excluding the Excluded Assets and Seller is willing to sell all of Seller’s right, title and interest in and to the Purchased Assets (as that term is defined in Section 1.1 below) to Buyer, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the purchase and sale of the Assets of the Business and the mutual promises, covenants and conditions hereinafter set forth, Seller and Buyer, hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF PURCHASED ASSETS

1.1           Purchased Assets.  Subject to the provisions of this Agreement, the Seller agrees to sell, assign and transfer to the Buyer and the Buyer agrees to purchase from the Seller, free and clear of all liens, claims or encumbrances, at the Time of Closing, but effective as of the Effective Time, the property and assets (other than the Excluded Assets) listed below (collectively, the “Purchased Assets”):

(a)           Equipment. The machinery, equipment, fixtures, furniture, furnishings and parts, described in Schedule1.1(a);

(b)           Prepaid Expenses.  All prepaid expenses relating exclusively to the Business listed on Schedule 1.1(b) (the “Prepaid Expenses”);

(c)           Leases.  To the extent transferable, the rights and obligations of the Seller under the Leases described in Schedule1.1(c);

(d)           Contracts.  To the extent transferable, the rights and obligations of the Seller under the agreements and purchase orders (as buyer or seller, as applicable) relating exclusively to the Business, including those listed on Schedule 1.1(d) (the “Contracts”);

(e)           Intellectual Property. All rights and interests of the Seller in all trade secrets, proprietary manufacturing information and know-how, equipment and parts lists and descriptions, instruction manuals, research data, unpatented blue prints, drawings and designs, formulae, processes, and technology used exclusively in the Business and described on Schedule 1.1(e), together with all rights, to the extent transferable, under licenses, registered user agreements, technology transfer agreements and other agreements or instruments, if any, relating to any of the foregoing (the “Intellectual Property”);

(f)            Patents and Patent Applications.  All rights and interests of the Seller, and those of any of Seller’s Members, in all patents and pending patent applications and all divisionals, continuations, reissues and reexaminations thereof as well as any application(s) presently being drafted or obtained by Seller and any patent(s) issuing therefrom as well as any divisionals, continuations, reissues and reexaminations thereof which relate to trade secrets, proprietary manufacturing information and know-how, technologies, blue prints, designs, comments or other proprietary explanations of any Intellectual Property of Seller listed on Schedule 1.1(f) (the “Patents and Patent Applications”).

(g)           Computer Hardware and Software.  The computer hardware, system software, and to the extent transferable, the installed software applications, listed on Schedule 1.1(g) (the “Computer Hardware and Software”);

(h)           Books and Records.  All books and records in the Seller’s possession relating exclusively to the Business (other than those required by law to be retained by the Seller, copies of which will be made available to the Buyer), including, without limitation, customer lists, sales records, price lists and catalogues, sales literature, advertising material, manufacturing data, production records, employee manuals, personnel records, supply records, inventory records and correspondence files (the “Books and Records”);

(i)            Cash.  Cash resulting from payments by Clinton County Bio Energy LLC (“Clinton County”) under the contract between Seller and Clinton County and not disbursed as of the Time of Closing pursuant to the terms of such contract, as set forth on Schedule 1.1(i) (the “Undisbursed Clinton County Contract Proceeds”); and

(j)            Other.  Other personal property owned by the Seller and used exclusively in the operation of the Business.

1.2           Excluded Assets.  Notwithstanding anything to the contrary herein contained, the Purchased Assets expressly exclude the following property and assets (collectively, the “Excluded Assets”):

(a)           Cash.  All cash on hand or in banks or other depositories through the Time of Closing (other than the Undisbursed Clinton County Contract Proceeds, which shall, after Closing, be the property of the Buyer);

(b)           Agreement.  All the rights of the Seller arising under to this Agreement or any agreements or documents made pursuant to this Agreement;

(c)           Insurance Policies.  All rights and interests of the Seller in and to all insurance policies in existence;

(d)           Accounts Receivable.  All accounts receivable, trade or otherwise, including those associated exclusively with the Business and owed to Seller as of the Closing, together with any and all rights to collect same (the “Receivables”); and

(e)           Letter of Credit.  Any and all claims of Seller to that certain Letter of Credit provided by Kenosha Beef International, Ltd. pursuant to that certain Escrow Agreement (the “Escrow Agreement”) dated as of October    , 2005 by and among Quad City Bank and Trust Company, Clinton County Bio Energy, LLC, Seller and Kenosha Beef International, Ltd.

ARTICLE II

CLOSING; PURCHASE PRICE

2.1           Purchase Price; Good Faith Deposit.

(a)           On the Closing Date, subject to the terms and conditions set forth in this Agreement, Seller agrees to sell and convey to Buyer, and Buyer agrees to purchase, the Purchased Assets for Five Million Nine Hundred Fifty Thousand Dollars ($5,950,000.00), payable in cash as set forth below in Sections 2.2(a), 2.2(b), 2.2(c) and 2.2(d) and, at the option of the Buyer and the election of the members of Seller, in cash or common stock of Buyer as set forth below in Section 2.2(e) (hereinafter sometimes referred to as “Purchase Price”).

(b)           On or about September 29, 2005 Buyer deposited Fifty Thousand Dollars ($50,000.00) as a good-faith deposit (the “Deposit”) in an escrow account (the “Escrow Account”) maintained at Chicago Title Insurance Company (the “Escrow Agent”).  The Deposit is non-refundable and shall be remitted to Seller with no further authorization on the part of Buyer to be required by the Escrow Agent if for whatever reason the parties fail to close the transactions contemplated by this Agreement.  If the parties proceed to Closing, the Deposit shall be returned to Buyer upon Seller’s receipt of the Closing Payment (defined in Section 2.2(b), below), and to the extent the Escrow Agent requests the Seller’s written authorization to return the Deposit to Buyer, Seller shall provide such written authorization within twenty-four hours after such request is made..

2.2           Method of Payment.  The Purchase Price shall be paid as follows:

(a)           Intentionally Omitted.

(b)           One Million Dollars ($1,000,000.00) in good funds shall be delivered to Seller on the Closing Date as provided herein.

(c)           One Million Two Hundred Fifty Thousand Dollars ($1,250,000.00) in good funds shall be delivered to Seller not later than forty-five (45) days after the Closing Date as provided herein; provided, however, should material information as required by the auditors to complete their January 31 quarterly financial review be delayed by Seller, payment date made be delayed by reciprocal number of days.

(d)           Seven Hundred Thousand Dollars ($700,000.00) in good funds shall be delivered to Seller not later than April 3, 2005.

(e)           The remaining balance of the Purchase Price shall be paid as follows:

(1)           One Million Five Hundred Thousand Dollars ($1,500,000.00) in good funds shall be delivered to Seller on or before October 1, 2006; and

(2)           One Million Five Hundred Thousand Dollars ($1,500,000.00) in good funds shall be delivered to Seller on or before December 31, 2006.

The payments required under Sections 2.2(e)(1) and 2.2(e)(2) shall be referred to as the “Convertible Installments.”

(f)            The Buyer’s obligations under Sections 2.2(c), 2.2(d), 2.2(e)(1) and 2.2(e)(2) shall be further evidenced by a promissory note (the “Convertible Note”).  The outstanding principal balance of the Convertible Note may be prepaid in full or in part at any time without penalty.  Prior to any default, the Convertible Note shall not bear interests; following any default, the outstanding principal balance of the Convertible Note will bear interest at the annual rate of ten percent (10%).  Not less than twenty (20) days prior to the due dates of each of the Convertible Installments (each, a “Due Date”), Buyer shall notify the members of Seller (the “Members”) whether the Members may receive all or part of their pro rata share of the Convertible Installments in the form of shares of common stock of Buyer (the “Common Stock”), and not later than ten (10) days prior to such Due Date the Members shall each notify Buyer of the amount (if any) of such Member’s pro rata share of the Convertible Installment which shall be satisfied with shares of Common Stock (the “Designated Amount”).  If any Member fails to notify Buyer of such Member’s Designated Amount as provided in this section, such Member shall be presumed to have elected to receive the Member’s pro rata share of the Convertible Installment in the form of cash.

(1)           If a Member has timely informed the Buyer of a Designated Amount, such Member shall receive on the Due Date the number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Designated Amount by the Conversion Price in effect as of the business day preceding the Due Date.  “Conversion Price” means the amount equal to 0.94 multiplied by the Fair Market Value per share of the Common Stock of the Buyer (or its successor).  Such initial Conversion Price shall be subject to adjustment as provided in this Section 2.2(f).

(2)           “Fair Market Value” of the Common Stock of the Buyer as of a particular date means: (i) if the Common Stock is listed on an established national securities exchange or exchanges (including for this purpose, the Nasdaq National Market), the arithmetic mean of the highest and lowest sale prices of the Common Stock for the trading day immediately preceding such date on the primary exchange upon which the Common Stock trades, as measured by volume, as published in The Wall Street Journal, or, if no sale price was quoted for such date, then as of the next preceding date on which such a sale price was quoted; or (ii) if the Common Stock is not then listed on an exchange or the Nasdaq National Market, the average of the closing bid and asked prices per share for the Common Stock in the over-the-counter markets for the five trading days immediately preceding such date; or (iii) if the Common Stock is not then listed on an exchange or quoted in the over-the-counter markets, an amount determined in good faith by the Board of Directors of the Buyer; provided, however, that if a security is traded on the Nasdaq SmallCap Market and both sales prices and bid and asked prices are quoted or available, the Board of Directors may elect to determine Fair Market Value under either clause (i) or (ii) above.

(3)           Buyer shall, on the Due Date, issue and deliver at the office of the transfer agent (or at the principal office of Buyer if Buyer serves as its own transfer agent) to such holder, or to such holder’s nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.  No fractional shares of Common Stock shall be issued upon conversion of a Member’s Designated Amount.  In lieu of fractional shares, Buyer shall pay to the Member an amount in cash equal to such fraction multiplied by the then effective Conversion Price.

(4)           Buyer shall, at all times prior to payment in full of the Convertible Installments, reserve and keep available out of its authorized but unissued stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of the outstanding amount of the Convertible Installments.  The Buyer will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Buyer, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2.2 and shall take all such action as may be necessary or appropriate in order to protect the conversion rights of the holder(s) of the Convertible Note against impairment.

(5)           Seller agrees that Buyer may, without approval of Seller, effect a reorganization whereby it merges into, and becomes a 100% owned subsidiary of, a public company (the “Acquiring Public Company”).  In such event, then, as a condition to such merger, lawful and adequate provisions shall be made whereby Seller shall thereafter have the right to acquire and receive on the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of Buyer, shares of common stock of the Acquiring Public Company.    If the Acquiring Public Company requires the written consent of Seller before the merger is completed, Seller shall, so long as the merger is consistent with the provisions of this paragraph, promptly provide such approval in writing.  In the event of any subsequent merger, share exchange or consolidation of Acquiring Public Company with or into any other entity, or sale of all or substantially all of Acquiring Public Company’s assets, the unpaid portion of the Note shall be paid in full.  In the event of any subsequent merger, share exchange or consolidation of Acquiring Public Company with or into any other entity, or sale of all or substantially all of Acquiring Public Company’s assets, Buyer shall send to Seller at least 30 days’ prior written notice of the date when the same shall take place.

(6)           Buyer shall be entitled to rely on a certificate signed on behalf of Seller by Kenosha Beef International, Ltd. as manager to determine the pro rata share of each Convertible Installment.

(g)           All payments made pursuant to subsections (a) through (e) next above are subject to the terms and conditions herein set forth, and will be made by Buyer in reliance upon the representations, warranties, covenants and agreements contained herein.  The parties are to seek their own accounting counsel in determining appropriate allocation.

2.3           Buyer Assumed Liabilities by the Buyer.  Subject to the provisions of this Agreement, the Buyer agrees to assume, pay, satisfy, discharge, perform and fulfill, from and after the Closing Date (hereinafter referred to as the “Buyer Assumed Liabilities): (a) all obligations and liabilities of the Seller existing as, at or arising after the Closing Date under or on account of the Leases as listed on Schedule 1.1(c); (b) all obligations and liabilities of the Seller existing as, at or arising after the Closing Date under or on account of the Contracts as listed on Schedule 1.1(d); (c) operating expenses and liabilities incurred by Buyer in the operation of Buyer’s Business on and after the Closing Date, including, but not limited to, insurance, employee wages, vacation pay, workers compensation, withholding taxes, employee taxes, advertising contracts, equipment leases, real estate expenses and taxes, maintenance and utilities; and (d) all obligations and liabilities arising under this Agreement, including but not limited to the obligations under Section 3.3 below.

2.4           Seller Retained Liabilities.  Other than the Buyer Assumed Liabilities, which shall be paid, discharged, and satisfied by the Buyer, no other liabilities of the Seller shall be assumed by the Buyer, and the Seller covenants and agrees to pay, discharge and otherwise satisfy all other liabilities that are not Buyer Assumed Liabilities in accordance with their respective terms (the “Seller Retained Liabilities”).  Without limiting the generality of the foregoing, it is specifically understood and agreed as follows:

(a)           Seller shall be responsible for Seller Retained Liabilities that constitute liabilities and obligations owed to employees, including but not limited to any unpaid wages or benefits earned or incurred before the Closing Date.

(b)           Seller shall be responsible for Seller Retained Liabilities that constitute state and/or federal tax liabilities arising as a result of Seller owning the Purchased Assets and operating Seller’s Business prior to the Closing Date.

2.5           Covenant Not to Compete.  At Closing, Seller and its members shall enter into the Confidentiality and Non-Competition Agreement in the form attached hereto as Exhibit 2.5.

2.6           Proration of Costs and Expenses.  Seller and Buyer agree to the following prorations and allocations of costs in connection with this Agreement and the transactions contemplated hereby:

(a)           Seller is solely responsible for all Seller Retained Liabilities; and

(b)           Buyer is solely responsible for all Buyer Assumed Liabilities.

(c)           On the Closing Date, Buyer and Seller shall reimburse one another for those prorated expenses that have been identified.

ARTICLE III

DELIVERIES BY SELLER AND BUYER

3.1           Seller’s Deliveries.  On the Closing Date, subject to the terms and conditions set forth in this Agreement, Seller shall make the following deliveries:

(a)           A standard Seller’s Affidavit in the form of Exhibit 3.1(a).

(b)           A Bill of Sale for all of the Purchased Assets in the form of Exhibit 3.1(b).

(c)           Copies of resolutions adopted by the Board of Directors and Members of Seller authorizing the execution of this Agreement and consummation of the transaction contemplated herein.

(d)           Written consents necessary under the Leases and Contracts to the assignment of Seller’s rights and obligations therein to Buyer;

(e)           An assignment conveying all rights and interests to Intellectual Property, including Patents and Patent Applications , to Buyer; and

(f)            Written authorization to the Escrow Agent to transfer of the earnest money in the amount of $50,000 then held by the Escrow Agent to Buyer.

3.2           Buyer’s Deliveries.  On the Date of Closing, subject to the terms and conditions set forth in this Agreement, Buyer shall make the following deliveries:

(a)           Wire transfer or cashiers check payable to Seller in an amount totaling One Million Dollars ($1,000,000.00);

(b)           Buyer’s written assumption of the Leases, including the lease for the premises located at 600 Dewey Boulevard, Suite B, Butte, Montana (the “Business Premises”)

and for the premises located at 10 Dewey Boulevard, Building No. 1, Butte, Montana (the “Prototype Site”).

(c)           Buyer’s written assumption of the Contracts.

(d)           A security agreement (the “Security Agreement”) creating a first lien security interest and lien on the Purchased Assets, together with such intercreditor agreements executed by Seller and such other creditors of Buyer as may be necessary to confirm and establish the priority of the lien in favor of Seller created by the Security Agreement.  The Security Agreement shall secure Buyer’s obligations (i) under the Convertible Note and (ii) under Section 3.3, below.

(e)           A patent security agreement (the “Patent Security Agreement”) creating a first lien security interest and lien on the Patents and Patent Applications.  The Patent Security Agreement shall secure Buyer’s obligations (i) under the Convertible Note and (ii) under Section 3.3, below.

(f)            The Convertible Note.

(g)           Buyer shall deliver to Seller copies of resolutions adopted by the Board of Directors of Buyer authorizing the execution of this Agreement and the consummation of the transaction contemplated herein.

3.3           Buyer’s Post-Closing Delivery.  Not later than June 1, 2006, Buyer shall secure and provide to Seller and Kenosha Beef International, Ltd. a release (the “Release”) from all obligations and liability under the Escrow Agreement identified at Section 1.1(e), and shall return to Kenosha Beef International, Ltd. of the Letter of Credit (as defined in the Escrow Agreement).  Buyer acknowledges that in order to obtain the Release and to return the Letter of Credit, Buyer may be required to provide “Substitute Collateral” (as defined in the Escrow Agreement).  Failure by Buyer to secure the Release or return the Letter of Credit shall be a material default hereunder.

ARTICLE IV

CLOSING

The Closing hereunder shall take place at the offices of Kenosha Beef International, Ltd., 3111 152nd Avenue, Kenosha, Wisconsin on the 10th day of February, 2006 at 1:30 p.m. or as otherwise agreed upon by the parties.  The Closing Date is defined as 12:01 a.m. CST on the day after the Buyer and Seller sign a certificate that the Closing hereunder has been completed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the following statements are or will be true and correct in all material respects as of the Date of Closing:

5.1           Seller.  Seller is a limited liability company duly organized and existing and in good standing under the laws of the State Wisconsin and is entitled to own or lease its properties and to carry on its business as and in the places where such properties are now owned, leased or operated, or such business is now conducted.  Seller has full power and authority to sell, convey, assign, transfer and deliver the Purchased Assets as herein provided, and all proceedings necessary to be taken by Seller in connection with the transactions provided for by this Agreement and necessary to make the same effective have been duly and validly taken, and this Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable in accordance with its terms.

5.2           Title.  Except as disclosed in Section 5.11 below, Seller has good and marketable title to the Purchased Assets, and will convey to the Buyer at the Closing the Purchased Assets, free and clear of any and all mortgages, liens, security interests, pledges, easements or encumbrances of any kind or nature whatsoever.  Any and all liens and security interests involving the Purchased Assets of the Business shall be fully satisfied and discharged prior to or on the Closing Date.  At the Closing, Seller shall transfer equitable and legal title to the Purchased Assets to be sold hereunder to Buyer.

5.3           Financial Statements.  The financial statements dated as of October 31, 2005 provided by Seller to Buyer (copies of which are attached hereto as Exhibit 5.3) (the “Financial Statements”) are true, complete and correct in all material respects.  The Financial Statements fairly present the financial condition and assets and liabilities (whether accrued, absolute, contingent, or otherwise) of Seller as of the dates indicated, and the results of operations of Seller for the periods then ended.  Buyer acknowledges that Seller has not made any representations as to the continued profitability of the Purchased Assets.

5.4           Seller Retained Liabilities.  Seller will pay all of Seller’s outstanding Seller Retained Liabilities as such payments fall due in the ordinary course of business.  Seller will provide Buyer with a Seller’s Affidavit attesting to this.

5.5           Non-Breach.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller will not (a) result in a breach of any of the terms or conditions of, or constitute a default under any mortgage, note, bond, indenture, agreement, license or other instrument or obligation (including any Contracts) to which Seller is now a party or by which it or any of its properties or assets may be bound or affected, or (b) violate any order, writ, injunction or decree of any court, administrative agency or governmental body.

5.6           Contracts.  All obligations required to be performed by Seller under the Contracts prior to the Closing Date have been performed, and Seller and, to the best of Seller’s knowledge, each other party to each Contract is not in default under, each of the Contracts.  Seller agrees to hold Buyer and the Purchased Assets harmless against any breach of such Contracts by Seller, where such breach occurred prior to the Closing Date.

5.7           Equipment.  All items included in the Equipment are located on the Butte premises.  Buyer acknowledges and accepts all Equipment “As-Is”.  Seller makes no warranties as to the condition of said equipment.  A complete list of the Equipment is attached hereto at Schedule 1.1(a).

5.8           Litigation.  There are no claims, actions, suits, or proceedings pending or threatened against or affecting Seller or Seller’s rights, title or interest in the Purchased Assets, at law or in equity or admiralty or before or by any federal, state, municipal or other governmental department, commission, board, agency or instrumentality, domestic or foreign, nor has any such actions, suit, proceeding been pending during the 12-month period preceding the date hereof; and Seller is not operating under or subject to, or in default with respect to, any order, writ, injunctions or decree of any court or federal, state, municipal or other governmental department, commission, board, agency or instrumentality, domestic or foreign.

5.10         Compliance with Laws.  To the best of Seller’s knowledge, Seller has materially complied with, and the Purchased Assets materially comply with, all applicable laws, regulations and orders applicable, including without limitation CERCLA, RCRA, the Occupational Safety & Health Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Refuse Act, and the present uses by Seller of the Purchased Assets do not violate any such laws, regulations and orders.

5.11         Intellectual Property.  Other than the Intellectual Property and the Patents, Patents Pending and Patent Applications, there are no additional patents, industrial designs or software licenses necessary to produce the products presently manufactured by the Seller as part of the Purchased Assets (other than (a) licenses of the patent and patent application identified at subsection (ii) below and (b) an assignment of any right, title and interest Mr. Kirk Cobb may have in U.S. Provisional Patent Application Serial Number 60/443,049 as a named inventor thereon).  Seller acknowledges that Buyer intends to purchase all of such Intellectual Property and Patents, Patents Pending and Patent Applications for use in furtherance of Buyer’s Business.  Seller warrants and represents that none of the Intellectual Property has been licensed to a third party and that there are no restrictions on the transferability of the Computer Hardware and Software.  Buyer acknowledges that Seller has recently sought to provoke an interference in the U.S. Patent and Trademark Office between (i) Seller’s pending U.S. Patent Application Serial No. 10/766,740 and (ii) U.S. Patent No. 6,822,105 and U.S. Patent Application Serial No. 10/953,327 (the “Interfering Patents”).  Additionally, Buyer acknowledges that other than as set forth in this section, and to the best of Seller’s knowledge, Seller’s Business, as presently conducted by the Seller, does not infringe upon or breach any industrial or intellectual property rights of any other person (other than rights that may be claimed under the Interfering Patents or rights that may be claimed by Mr. Kirk Cobb as a named inventor on U.S. Provisional Patent Application Serial Number 60/443,049).  Further, to the best of Seller’s knowledge, there are no claims by a third party that the conduct of Seller’s Business infringes or breaches the industrial or intellectual property rights of such third party.  Seller represents and warrants that, to the best of Seller’s knowledge, no claims have been made to date to Seller by a third party alleging an infringement of intellectual property rights of the third party.

5.12 Disclosure.  To the best of Seller’s knowledge, no representation or warranty made by Seller herein or in any agreements, certificates or documents delivered in connection with this

Agreement contain any untrue statement of a material fact or omits to state a material fact necessary to make such representations or warranty not misleading.

ARTICLE VI

COVENANTS OF SELLER

6.1           Action by Seller.  Seller will not take or permit to be taken any action or do or permit to be done anything in the conduct of its business or otherwise, which would be contrary to or in breach of any of the terms, conditions or provisions of this Agreement, or which would cause any of the representations and warranties of Seller to be untrue as of the Closing Date or any time thereafter.

6.2           Further Assurances.  On the Closing Date, and from time to time thereafter, at the request of Buyer, Seller will execute and deliver to Buyer all such assignments, endorsements and other documents, and take such other action as Buyer may reasonably request in order to more effectively transfer and assign to Buyer the Purchased Assets , to confirm the title of Buyer thereto and to assist Buyer in exercising its rights with respect thereto and under this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:

7.1           Organization.  Buyer is a corporation validly existing under the laws of the State of Texas.  Buyer has all the corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease the properties and assets of its business that it now owns, operates and leases.

7.2           Authorization.  Buyer has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  Buyer’s Board of Directors has duly authorized the execution and delivery of this Agreement by Buyer and the performance by Buyer of its obligations to be performed hereunder.  The execution and delivery of this Agreement and the other agreements to be executed and delivered pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time, conflict with, result in or constitute a breach, default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, the terms or conditions of Buyer’s Articles of Incorporation or Bylaws, any law, rule, regulation, statute, order, judgment or decree or any contract, agreement, lease, license or instrument to which Buyer is a party or by which Buyer or its assets are bound or affected.  This Agreement is, and each other agreement and document to be executed by Buyer pursuant hereto will be when so executed, a valid and binding obligation of Buyer enforceable in accordance with their respective terms, except that enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors rights generally and by general equitable principles.

ARTICLE VIII

CONDITIONS PRECEDENT OF BUYER

The obligations of Buyer hereunder are subject to the conditions that, on or before the Closing Date:

8.1           Representations and Warranties True at Closing.  The representations and warranties of Seller contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true on and as of the Closing Date as though such representations and warranties were made at and as of such date.

8.2           Compliance with the Agreement.  Seller shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

8.3           Deliveries.  The documents required under Article III hereof shall be tendered by Seller for delivery to Buyer at the Closing.

8.4           Injunction.  On the Closing Date, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided.

8.5           Casualty.  Prior to the Closing Date, the Purchased Assets or any material portion thereof, shall not have been adversely affected in any material way as a result of any fire, accident, flood or other casualty or act of God or the public enemy.

ARTICLE IX

CONDITIONS PRECEDENT OF THE SELLER

The obligations of the Seller hereunder are subject to the conditions that, on or before the Date of Closing:

9.1           Representations and Warranties True at Closing.  The representations and warranties of Buyer contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true on and as of the Date of Closing as though such representations and warranties were made at and as of such date.

9.2           Buyer’s Compliance with the Agreement.  Buyer shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Date of Closing.

9.3           Deliveries.  The documents required under Article III hereof (including, but not limited to the Substitute Collateral) shall be tendered by Buyer for delivery to Seller at the Closing.

9.4           Injunction.  There shall be no effective injunction, restraining order or order of any nature issued by a court of competent jurisdiction which shall direct that this Agreement, or any of the transactions provided for herein, not be consummated as herein provided.

9.5           Confidentiality.  Unless and until the Date of Closing, Buyer shall hold in confidence and will not use to the detriment of Seller, data and information obtained in connection with this transaction or agreement with respect to the business of Seller.

9.6           Inspection of Premises.  Buyer has inspected and is familiar with the office premises and the physical condition of all Assets including furniture, fixtures, equipment and supplies of the Business, and on taking possession accepts all Assets “As Is”.

9.7           Review of Business Records.  Buyer has reviewed the financial records and documents provided by Seller and, where possible, has verified the data contained therein.

9.8           Relationship of Parties.  It is understood and agreed that Seller and Buyer will not be partners, co-venturers, employers or employees one of another, nor is there any independent contractor arrangement or principal and agent relationship between them.

ARTICLE X

INDEMNIFICATION

10.1         Seller’s Indemnification.  Seller hereby agrees that, notwithstanding the Closing and the delivery of instruments of conveyance, Seller will indemnify, save and hold Buyer and Buyer’s Business harmless from and against any and all liabilities, losses, damages, claims, deficiencies, costs and expenses, including, without limitation, reasonable attorney fees and other costs and expenses incident to any suit, action or proceeding arising out of or resulting from any of the events detailed below in this Section 10.1 and will pay to Buyer the amount of damages suffered thereby together with any amount which it may pay or become obligated to pay on account of:

(a)           the material breach or inaccuracy of any warranty or representation by Seller herein or any material misstatement of a fact or facts herein made by Seller; or

(b)           the failure by Seller to state or disclose a material fact herein necessary in order to make the facts herein stated or disclosed not misleading; or

(c)           any material failure of the Seller to perform or observe any term, provision, covenant or condition hereunder on the part of any of them to be performed or observed; or

(d)           any act performed, transaction entered into, or state of facts suffered to exist by Seller in material violation of the terms of this Agreement; or

(e)           Seller Retained Liabilities.

In the event of any claim by Buyer under Section 10.1, Buyer shall be entitled to exercise all remedies provided by law and/or equity with respect thereto.  Seller shall be given the opportunity to take over defense of those claims before Buyer is entitled to take action against Seller.  As a pre-condition to receiving indemnification, Buyer shall promptly after the receipt of notice of the commencement of any legal action or of any claims against Buyer in respect of which indemnification may be sought, notify Seller in writing thereof.  Seller shall have the right to assume the defense of any such claim or action with counsel designated by Seller and reasonably satisfactory to the Buyer.  Should the Buyer be entitled to indemnification under this Section as a result of a claim or action by a third party, and should Seller fail to assume the defense of such claim or action, Buyer may contest (or with the prior consent of Seller, settle) such claim or action.  Except to the extent expressly provided herein, the Buyer shall not settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Section without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

10.2         Buyer’s Indemnification.  Buyer hereby agrees that, notwithstanding the Closing, the delivery of instruments of conveyance, and regardless of any investigation at any time made by or on behalf of any party hereto or any information any party hereto may have in respect thereof, Buyer will indemnify, save and hold Seller harmless from and against any and all liabilities, losses, damages, claims, deficiencies, costs and expenses, including, without limitation, reasonable attorney fees and other costs and expenses incident to any suit, action or proceeding arising out of or resulting from and will pay to Seller the amount of damages suffered thereby together with any amount which it may pay or become obligated to pay on account of:

(a)           Buyer Assumed Liabilities; or

(b)           the material breach or inaccuracy of any warranty or representation by Buyer herein or any material misstatement of a fact or facts herein made by Buyer; or

(c)           the failure by Buyer to state or disclose a material fact herein necessary in order to make the facts herein stated or disclosed not misleading; or

(d)           any material failure of Buyer to perform or observe any terms, provision, covenant or condition hereunder on the part of any of them to be performed or observed; or

(e)           any act performed, transaction entered into, or state of facts suffered to exist by Buyer in material violation of the terms of this Agreement.  Failure to timely pay any amounts due hereunder shall be deemed a material violation.

In the event of any claim by Seller under Section 10.2, Seller shall be entitled to exercise all remedies proved by law and/or equity with respect thereto; in addition Seller may be entitled to offset the amount of such claim that has been reduced to final, non-appealable judgment against any amounts due to Buyer.  Buyer shall be given the opportunity to take over defense of those claims before Seller is entitled to take action against Buyer.  As a pre-condition to receiving indemnification, Seller shall promptly after the receipt of notice of the commencement of any legal action or of any claims against Seller in respect of which indemnification may be sought, notify Buyer in writing thereof.  Buyer shall have the right to assume the defense of any such claim or action with counsel designated by Buyer and reasonably satisfactory to the Seller.  Should the Seller be entitled to indemnification under this Section as a result of a claim or action by a third party, and should Buyer fail to assume the defense of such claim or action, Seller may contest (or with the prior consent of Buyer, settle) such claim or action.  Except to the extent expressly provided herein, the Seller shall not settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Section without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed.

10.3         Cut Off of Claims Provision.  With the express exception of the Covenant Not to Compete set forth in Exhibit 2.4, Seller’s Indemnification of Buyer under Section 10.1(e) and Buyer’s Indemnification of Seller under Section 10.2(a), if a party to this Agreement (a “Claimant”) chooses to bring an action against the other party pursuant to this Article X, the Claimant must do so within the first twenty-four (24) months after the Date of Closing.  Any claims under this Article X with respect to which a complaint is not filed in a court of competent jurisdiction within such twenty-four (24) month period are waived and may not be raised at a later date.

10.4         Basket Provision.  With the express exception of the Covenant Not to Compete set forth in Exhibit 2.4 and Seller’s Indemnification of Buyer under Section 10.1(e), all parties to this Agreement are precluded from bringing a claim under this Article X against the other party unless and until the claims exceed two (2) percent of the Purchase Price.

ARTICLE XI

NATURE AND SURVIVAL OF REPRESENTATIONS

All representations and warranties and agreements made by Seller or Buyer in this Agreement or in any of the Exhibits hereto shall survive the Closing hereunder.

ARTICLE XII

NOTICES

All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed first-class postage prepaid:

(a)           To Seller:

Dennis Vignieri

BIOsource Fuels, LLC

c/o Kenosha Beef International, Ltd.

3111 152nd Avenue

P.O. Box 639

Kenosha, Wisconsin 53141

with a copy thereof to:

Michael J. Lund

Cook & Franke, S.C.

660 E. Mason St.

Milwaukee, WI 53202-3877

(b)           To Buyer:

J.D. Mcgraw

Biosource America, Inc.

The Riviana Building

2777 Allen Parkway, Suite 800

Houston, Texas 77019

Leonard H. Simon

Pendergraft & Simon, L.L.P.

The Riviana Building

2777 Allen Parkway, Suite 800

Houston, Texas 77019

or to such other address or to such other person as Buyer or Seller have last designated by notice to the other.  Addresses may be changed by written notice given pursuant to this Section, however any such notice shall not be effective, if mailed, until three (3) working days after depositing in the mails or when actually received, whichever occurs first.

ARTICLE XIII

MODIFICATION

This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein and shall not be modified or amended except by an instrument in writing and signed by or on behalf of the parties hereto.

ARTICLE XIV

EXPENSES

Whether or not the transactions contemplated hereby are consummated, each of the parties hereto shall pay its own expenses incurred in connection with the authorization, preparation, execution or performance of this Agreement and all transactions contemplated hereby, including without limitation all fees and expenses of agents, representatives, counsel and accountants.

ARTICLE XV

ASSIGNMENT

This Agreement shall not be assignable by any party hereto without the prior written consent of the other party.

ARTICLE XVI

WISCONSIN LAW TO GOVERN

This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Wisconsin.

ARTICLE XVII

COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement shall be effective and binding upon all parties hereto when all parties have executed a counterpart of this Agreement.

ARTICLE XVIII

HEADINGS

The headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision thereof.  Reference to numbered “articles”, “sections”, “paragraphs”, and “subparagraphs”, and to lettered “Exhibits” refer to articles, sections, paragraphs and subparagraphs of this Agreement and Exhibits annexed thereto.

ARTICLE XIX

ACCESS TO BOOKS AND RECORDS

Under the terms of this Agreement, Buyer is receiving some of the books, records, and files, which relate to Seller’s Business and ownership and use of the Purchased Assets prior to the Closing Date, while Seller is retaining other records.  Each party agrees that for a period of seven (7) years from the Date of Closing, Buyer and Seller shall preserve any books, records and files relating to the Purchased Assets, and that during such period it will afford to the other access to all such books, records and files at reasonable business hours and upon reasonable notice.  After the termination of said seven-year period each party shall be free to dispose of any such records in such form as it pleases, unless the other party has requested said records provided that the party proposing to dispose of such records first notifies the other party of its intent to dispose of such records and provides the other party a period of ninety (90) days in which such party may elect to retain such books or records as it deems necessary.  If the other party has made such a request, the party receiving the request shall either give to the requesting party the originals or copies of such records, or may retain such records subject to the requesting party’s continuing right to inspect the same.

ARTICLE XX

DESTRUCTION OF ASSETS

In the event the Purchased Assets being sold hereunder, or any material part of them, are destroyed or substantially damaged by fire or any other cause before the Closing Date, this Agreement, at Buyer’s option, shall become null and void and all monies paid hereunder shall be returned to Buyer.  The risk of such loss shall be borne by Seller prior to the Closing Date.

ARTICLE XXI

GOOD FAITH AGREEMENT – JOINT RESPONSIBILITY

It is agreed that if there is any ambiguity in the terms of this Agreement and future agreements or a dispute arises concerning same, both parties will exercise good faith to resolve same.

The parties assume joint responsibility for the form and composition of this Agreement.  No provision of this Agreement shall be construed for or against either party because that party or that party’s lawyer drafted this Agreement.

ARTICLE XXII

BINDING EFFECT OF AGREEMENT

This Agreement shall bind and inure to the benefit of the successors, assigns, personal representatives, heirs upon execution by all parties.

ARTICLE XXIII

SEVERABILITY AND WAIVER

In the event one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement and any other application thereof shall not in any way be affected or impaired thereby.  The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver by that party of any subsequent breach.

ARTICLE XXIV

INTEGRATION

This Agreement constitutes the complete agreement between the parties and supersedes any prior oral or written agreements between the parties and any such prior agreements are of no further force and effect.  There are no verbal agreements that change this Agreement.  No subsequent alteration, amendment or modification shall be binding upon any of the parties hereto unless reduced to writing and signed by both parties.

ARTICLE XXV

VENUE AND JURISDICTION

In the event of litigation to enforce the terms of this Agreement, the parties consent to venue in an exclusive jurisdiction of the courts of Kenosha County, Wisconsin and the Federal District Court for the Eastern District of Wisconsin.  The parties further consent to the jurisdiction of any federal or state court located within a district which encompasses assets of a party against which a judgment has been rendered, either through arbitration or litigation, for the enforcement of such judgment or award against such party or the assets of such party.

ARTICLE XXVI

FACSMILE SIGNATURES

Either or both of the parties may execute this Agreement utilizing signatures transmitted by facsimile transmission and said facsimile signatures shall have the same effect as original signatures.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement consisting of twenty (20) pages, including this page, plus Schedules and Exhibits, as of the date first above written.

BIOsource Fuels, LLC (Seller)

By: KENOSHA BEEF INTERNATIONAL,
LTD., A Member

By:	/s/ Jerome King
Its:	Chief Financial Officer

By: HARBOR CAPITAL II, LLC, a
Member

By:	/s/ Michael Langenhurst
Its:	Member

Biosource America, Inc. (Buyer)

/s/ Kenneth T. Hern
By: Kenneth T. Hern
Its: Chairman and Chief Executive Officer